82-4883

HYPOTHEKENBANK IN ESSEN AG

02 OCT 25 AM 9:00

Hypothekenbank in Essen AG ◇ Postfach 10 18 61 ◇ 45018 Essen

Gildehofstraße 1
45127 Essen
Internet: www.essenhyp.com
E-Mail: info@essenhyp.com
Tel.: +49 (0) 201/81 35-0
Fax: +49 (0) 201/81 35-2 00

Bankverbindung:
LZB Essen 360 096 10

Commerzbank AG
BLZ 360 400 39
Konto-Nr. 1 776 475

Office of International Corporate Finance
SEC Headquarters
Room 3099
450 Fifth Street

02055429

NW, Washington DC 20549
USA

Ihr Zeichen	Ihre Nachricht	Unser Zeichen	Durchwahl	Essen
		UG/CN	-495	17.10.2002

SUPPL

Key Business Figures as of September 30, 2002

- **Despite the difficult overall economic environment, Hypothekenbank in Essen AG can look back on a successful business development in the first three quarters of 2002, with our operating result coming to €95.8m**
- **Increase of net interest and commission income to €151.0m (€140.6m)**
- **Increase of our new public-sector lending commitments to €12.5bn (€10.8bn)**
- **Successful development of our mortgage lending activities, especially in the area of international commercial property financing; our new mortgage lending commitments totaled €927m (€618m)**

Dear Sir or Madam,

Please find enclosed our latest press release, as well as an overview of Essen Hyp's key business figures as of September 30, 2002. We would appreciate it if you could edit and publish this information.

If you have any content-related questions or require further information about Hypothekenbank in Essen AG, please do not hesitate to contact our Public Relations Department (Tel.: +49 201 8135-495).

Yours faithfully,

Hypothekenbank in Essen
Aktiengesellschaft

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

10/29

HYPOTHEKENBANK IN ESSEN AG

02 OCT 25 AM 9:00

Press Release

concerning the Interim Report of Hypothekenbank in Essen AG as of September 30, 2002

"Despite the difficult overall economic setting, Hypothekenbank in Essen AG is able to report a satisfactory business result for the first three quarters of 2002," said Mr. Hubert Schulte-Kemper, Chairman of the Board of Managing Directors.

The operating result as of September 30, 2002 came to €95.8m (€94.3m), while the balance sheet total stood at €69.8bn (€69.6bn as of 31.12.2001).

Since the beginning of the year, the world economy has returned to a slightly expansionary course. "However, given that the global economy is dependent on the developments in the United States, and in view of additional threats to economic recovery, such as the persistent stock market malaise and soaring oil prices, this economic upturn is on shaky ground," Mr. Schulte-Kemper explained. Against this background, the ECB abandoned its bias to raise interest rates, which it had maintained until summer this year due to the fact that inflation in the euro area continued to exceed the ECB's 2% target.

Over the past few weeks, however, more and more capital market participants have come to expect that the ECB will loosen its monetary reins before the end of this year. This revised assessment of the interest rate environment, in conjunction with "safe haven" purchases resulting from ailing stock markets, led to a sharp decline in yields for all maturity segments.

According to Mr. Schulte-Kemper, Essen Hyp anticipated these developments in advance and adopted adequate strategies in its asset and liabilities management. Now the bank can reap the fruit of its labor. Contrary to the sector as a whole, Essen Hyp is able to report an increase to €12.5bn in its public-sector lending business, over €10.8bn in the previous year.

Of this amount, loans to public-sector entities and institutions governed by public law account for €3.8bn (€4.0bn), while €8.7bn (€6.8bn) relate to securities issued by other borrowers, which are eligible for cover. In addition to this, the bank took securities issued by other borrowers, which are not eligible for cover, amounting to €1.8bn (€3.1bn) onto its books.

As far as property financing is concerned, Essen Hyp succeeded in continuing the positive trend that was already visible in the first half of this year. Having made substantial efforts to expand its mortgage lending activities, and in particular lending against commercial

"Despite an increase in commission expenses due to the higher volume of mortgage loans generated via our parent company, net interest and commission income rose by 7.4% and came to €151.0m against €140.6m in the previous year," Mr. Schulte-Kemper reported.

At the same time, general operating expenses were kept at their low level and stood at €17.0m (€17.2m).

Mr. Schulte-Kemper pointed to the bank's highly favorable cost income ratio of just 11.3% - an excellent figure compared to its competitors, which also clearly reflects the lean and cost-efficient organizational structure of Hypothekenbank in Essen AG.

Provision for possible loan losses was increased by €6.9m and came to €47.0m. Based upon very conservative estimates, this figure takes into account all recognizable credit risks.

The balance of other operating income and expenses totaled €8.8m, which is a decrease by €2.2m compared to the previous year. However, it should be taken into account that the previous year's figure includes non-recurring effects from the disposal of participating interests. The bank's operating result before tax as of September 30, 2002 thus comes to €95.8m (€94.3m), a 1.6% increase over the previous year.

Looking back on the satisfactory business development in the first three quarters of this year, Mr. Schulte-Kemper took an optimistic view with regard to the final quarter. Especially in view of the successful intensification of the bank's property financing activities, Essen Hyp faces the future with confidence. However, Mr. Schulte-Kemper stressed that, besides the distribution of a satisfactory dividend to the bank's shareholders, it will be important to retain profits in order to back the bank's growth strategy in the property financing segment.

Key Figures of Hypothekenbank in Essen AG

	30.09.2002 in € m	30.09.2001 in € m	Change in %
New lending commitments			
Public-sector loans and securities issued by other borrowers	14,253.6	13,866.4	2.8 %
Mortgage loans	926.6	618.2	49.9 %
The bank's funding			
Medium-/long-term *Pfandbriefe* and other bonds	7,358.2	13,488.1	-45.4 %
Short-term	9,516.1	8,981.7	5.9 %
of which: CP Program	8,571.2	7,775.0	10.2 %
(current program utilization)	1,537.6	1,975.3	
Profit and loss account			
Net interest and commission income	151.0	140.6	7.4 %
General operating expenses	17.0	17.2	-1.2 %
Balance of other operating income and expenses	8.8	11.0	-20.0 %
Operating result before provision for possible loan losses	142.8	134.4	6.2 %
Provision for possible loan losses	-47.0	-40.1	17.2 %
Operating result	95.8	94.3	1.6 %

	30.09.2002 in € m	31.12.2001 in € m	Change in %
Figures from the balance sheet			
Balance sheet total	69,844.9	69,553.1	0.4 %
Claims			
Mortgage loans	3,542.7	3,002.6	18.0 %
Public-sector loans	36,354.9	36,841.4	-1.3 %
Securities issued by other borrowers	24,101.0	24,349.4	-1.0 %
Liabilities			
Mortgage *Pfandbriefe*	1,740.4	1,305.5	33.3 %
Public-sector *Pfandbriefe*	53,005.1	54,519.1	-2.8 %
Capital structure			
Subscribed capital	201.3	201.3	0.0 %
Reserves	352.6	352.6	0.0 %
Profit-sharing certificates	278.6	278.6	0.0 %
Subordinated liabilities	295.9	298.5	-0.9 %

Hypothekenbank in Essen AG
Accounting and Taxes Department

Figures from the balance sheet (HGB*)	in € m Sep 30, 2002	in € m Dec 31, 2001	Change in € m	Change in %
Claims on banks	**15.593,9**	**15.462,3**	**131,6**	**0,9**
a) mortgage loans	2,1	2,1	0,0	0,0
b) public-sector loans	12.447,9	12.771,1	-323,2	-2,5
c) other claims	3.143,9	2.689,1	454,8	16,9
Claims on customers	**27.464,7**	**27.084,4**	380,3	1,4
a) mortgage loans	3.540,6	3.000,5	540,1	18,0
b) public-sector loans	23.907,0	24.070,3	-163,3	-0,7
c) other claims	17,1	13,6	3,5	25,7
Bonds and other fixed income securities	**24.851,9**	**25.072,2**	**-220,3**	**-0,9**
a) bonds and notes	24.101,0	24.349,4	-248,4	-1,0
b) bonds and notes issued by Hypothekenbank in Essen AG	750,9	722,8	28,1	3,9
Liabilities to banks	**8.872,4**	**6.509,9**	**2.362,5**	**36,3**
a) registered mortgage *Pfandbriefe* issued	58,7	68,4	-9,7	-14,2
b) registered public-sector *Pfandbriefe* issued	399,3	364,6	34,7	9,5
c) other liabilities	8.414,4	6.076,9	2.337,5	38,5
Liabilities to customers	**2.692,7**	**2.516,4**	**176,3**	**7,0**
a) registered mortgage *Pfandbriefe* issued	676,9	617,6	59,3	9,6
b) registered public-sector *Pfandbriefe* issued	1.469,0	1.535,4	-66,4	-4,3
c) other liabilities	546,8	363,4	183,4	50,5
Securitized liabilities	**56.710,1**	**58.980,2**	**-2.270,1**	**-3,8**
a) mortgage *Pfandbriefe* issued	1.004,7	619,5	385,2	62,2
b) public-sector *Pfandbriefe* issued	51.136,8	52.619,1	-1.482,3	-2,8
c) other bonds and notes	4.568,6	5.741,6	-1.173,0	-20,4
Subordinated liabilities	**295,9**	**298,5**	**-2,6**	**-0,9**
Profit-sharing certificates	**278,6**	**278,6**	**0,0**	**0,0**
Capital and reserves	**553,9**	**553,9**	**0,0**	**0,0**
a) subscribed capital	201,3	201,3	0,0	0,0
b) capital reserve	352,6	352,6	0,0	0,0
Balance sheet total	**69.844,9**	**69.553,1**	**291,8**	**0,4**

*HGB: German Commercial Code

Hypothekenbank in Essen AG
Accounting and Taxes Department

Figures from the profit and loss account (HGB*)	in € m Jan 1 - Sep 30, 2002	in € m Jan 1 - Sep 30, 2001	Change in € m	 in %
Interest income from lending and money market transactions, fixed income securities and government-inscribed debt	2.369,8	2.342,1	27,7	1,2
Current income from shares and other variable-yield securities, participating interests, trade investments and holdings in affiliated companies	40,2	23,4	16,8	71,8
Interest paid	2.251,8	2.218,7	33,1	1,5
Net interest income	**158,2**	**146,8**	**11,4**	**7,8**
Commission received	1,1	0,1	1,0	1.000,0
Commission paid	8,3	6,3	2,0	31,7
Net commission income	-7,2	-6,2	-1,0	16,1
Net interest and commissoin income	**151,0**	**140,6**	**10,4**	**7,4**
Wages and salaries	7,1	6,6	0,5	7,6
Compulsory social security contributions	1,1	1,3	-0,2	-15,4
Other administrative expenses, including depreciation on tangible assets	8,8	9,3	-0,5	-5,4
General operating expenses	17,0	17,2	-0,2	-1,2
Balance of other operating income and expenses	8,8	11,0	-2,2	-20,0
Operating result before provision for possible loan losses	**142,8**	**134,4**	**8,4**	**6,2**
Provision for possible loan losses	-47,0	-40,1	-6,9	17,2
Operating result	**95,8**	**94,3**	**1,5**	**1,6**

Average number of staff	**132**	**133**
of which:		
part-time staff and trainees	12	14

***HGB: German Commercial Code**